UNITED STAES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                           INTERLINK ELECTRONICS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  458751 10 4
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                                 (CUSIP Number)



     Wayne B. Cooper, Farrand Cooper & Bruiniers P.C., 235 Montgomery St.,
          San Francisco, CA 94104, (415) 399-0600, fax (415) 677-2950
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 22, 1997
          ------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 458751 10 4                  13D                     Page 2 of 4 Pages

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Genplex Limited
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*

       WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Hong Kong
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                  7    SOLE VOTING POWER

                       288,310
   NUMBER OF      --------------------------------------------------------------
     SHARES       8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY           n/a
      EACH        --------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON
      WITH             288,310
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       n/a
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       288,310
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.8%
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  14   TYPE OF REPORTING PERSON*

       CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                            STATEMENT OF INFORMATION

                          Item 1. Security and Issuer

This statement relates to the common stock of Interlink Electronics, Inc., 546 Flynn Road, Camarillo, CA 93012 (the "Issuer").

                        Item 2. Identity and Background

(a) The person filing this statement is Genplex Limited (the "Purchaser "), a Hong Kong corporation.

(b) The Purchaser's principal business and its principal office are located at WKK Building, 418A Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong.

(c) The Purchaser's principal business is a holding company. The Purchaser is owned 50% by Wong's Kong King (Holdings)Limited ("WKK"), a Bermuda limited liability company, and 50% by Bigwide Limited ("BW"), a Hong Kong corporation. Attached hereto is Schedule A, which sets forth the name, residence or business address, principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of the Purchaser, WKK, and BW, respectively.

(d) During the last five years the Purchaser has not been convicted in any criminal proceeding.

(e) During the last five years, the Purchaser has not been a party to any civil proceeding of a judicial or administrative body, or otherwise been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

           Item 3. Source and Amount of Funds or Other Consideration

All funds used in making the purchase of the common stock of the Issuer which are the subject of this filing (the "Shares"), totalling $2,000,000, have come from the Purchaser's working capital. No part of such consideration has been obtained from any bank or otherwise borrowed.

                         Item 4. Purpose of Transaction

The Purchaser has acquired the Shares solely for investment.

(a) The Purchaser has entered into a Common Stock Purchase Agreement with the Issuer (the "Agreement"), whereby the Purchaser has acquired the Shares which are the subject of this Statement. The Agreement provides, with respect to the disposition of the Shares, that none of the Shares will be sold for at least one year following their purchase, and that no more than one-half of the Shares will be sold during the six months following expiration of said one year holding period. Except for the foregoing restriction on disposition of the Shares, the Agreement contains no provisions respecting or relating to any of the matters referred to in this Item.

(b) through (i)  Not Applicable.

(j) Other than as described in (a) of this Item, above, the Purchaser has no plans or proposals which relate to or would result in any of the matters referred to in Item 4, or in any action similar to any of those enumerated in Item 4. However, the Purchaser reserves the right to develop such plans or proposals in the future.

                  Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Purchaser are, respectively, 288,310 Shares, representing 5.8 percent, of the Issuer's common stock.

(b) The Purchaser has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Shares.

(c)  None.

(d)  Not applicable.

(e)  Not applicable.

        Item 6. Contracts, Arrangements, Understandings or Relationships
                    with Respect to Securities of the Issuer

The only contract, arrangement, understanding or relationship within the scope of this Item is the Agreement identified in Item 4 (a) above. As noted in Item 4, the Agreement provides that none of the Shares will be sold for at least one year following their purchase, and that no more than one-half of the Shares will be sold during the six months following expiration of said one year holding period. Except for the foregoing restriction on sale of the Shares, the Agreement contains no provisions respecting or relating to any of the matters referred to in this Item.

                    Item 7. Material to Be Filed as Exhibits

Attached is a copy of Common Stock Purchase Agreement referred to hereinabove.



                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 30, 1997               /s/ SENTA WONG
                                       -----------------------------------------
                                       Signature


                                       SENTA WONG, Director
                                       -----------------------------------------
                                       Name/Title

                      Schedule A - Officers and Directors

   I. Directors of Genplex Limited, a Hong Kong corporation (the Purchaser)*

1.   (a)  Senta Wong.
     (b)  WKK Building, 418A Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong
     (c) Electronics executive, employed by Wong's Kong King (Holdings) Limited, address per (b) above.
     (d)  None.
     (e)  None.
     (f)  Canadian.

2.   (a)  Edward Ying-Chun Tsui.
     (b)  WKK Building, 418A Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong
     (c) Electronics executive, employed by Wong's Kong King (Holdings) Limited, address per (b) above.
     (d)  None.
     (e)  None.
     (f)  British.

3.   (a)  Byron Shu-Chan Ho.
     (b)  WKK Building, 418A Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong
     (c) Electronics executive, employed by Wong's Kong King (Holdings) Limited, address per (b) above.
     (d)  None.
     (e)  None.
     (f)  Chinese.

II. Directors of Wong's Kong King (Holdings) Limited, a Bermuda limited liability company*

1.   (a)  Senta Wong.  See information for (b) through (f) in I.1 above.

2. (a) Edward Ying-Chun Tsui. See information for (b) through (f) in I.2 above.

3.   (a)  Byron Shu-Chan Ho.  See information for (b) through (f) in I.3 above.

4.   (a)  Mark Sik-Hei Cheung.
     (b)  WKK Building, 418A Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong
     (c) Electronics Executive, employed by Wong's Kong King (Holdings) Limited, address per (b) above.
     (d)  None.
     (e)  None.
     (f)  Chinese.

III. Directors of Bigwide Limited, a Hong Kong corporation*

1.   (a)  Senta Wong.  See information for (b) through (f) in I.1 above.

2.   (a)  Roddy Chi-Wing Chan.
     (b)  1307 South Mary Avenue, Suite 201, Sunnyvale, CA 94087.
     (c) Electronics marketing executive, employed by WKK America (Holdings), Inc., address per (b) above.
     (d)  None.
     (e)  None.
     (f)  U.S.

* The business of this entity is conducted by the directors, pursuant to applicable laws.


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